AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 2002

                                                    REGISTRATION NO. 333-76978

==============================================================================
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                    -----------------------------------

                               POST-EFFECTIVE
                              AMENDMENT NO. 1
                                     TO
                                  FORM S-3
                      REGISTRATION STATEMENT UNDER THE
                           SECURITIES ACT OF 1933

                    -----------------------------------

                              SPX CORPORATION
           (Exact Name of Registrant as Specified in Its Charter)

          DELAWARE                                           38-1016240
(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                        Identification Number)

                    -----------------------------------

                          2300 ONE WACHOVIA CENTER
                          CHARLOTTE, NC 28202-6039
                               (704) 347-6800
                (Address, Including Zip Code, and Telephone
                Number, Including Area Code, of Registrant's
                                          Principal Executive Offices)

                    -----------------------------------

                        CHRISTOPHER J. KEARNEY, ESQ.
                     VICE PRESIDENT AND GENERAL COUNSEL
                              SPX CORPORATION
                          2300 ONE WACHOVIA CENTER
                          CHARLOTTE, NC 28202-6039
                               (704) 347-6800
    (Name, Address, Including Zip Code, and Telephone Number, Including
                     Area Code, of Agent For Service)

                    -----------------------------------

                                 COPIES TO:
                          STUART H. GELFOND, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

                    -----------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ] _______________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                                   CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT TO BE        OFFERING PRICE PER    AGGREGATE OFFERING     AMOUNT OF
    SECURITIES TO BE           REGISTERED              UNIT (1)             PRICE (1)         REGISTRATION
       REGISTERED                                                                                 FEE
------------------------------------------------------------------------------------------------------------
Common stock, par value          366,418               $131.98             $50,050,643       $4,604.66 (3)
  $10.00 per share,
  underlying warrants  (2)
============================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low per share sale price on the New York Stock Exchange on January 16, 2002.

(2) The shares of our common stock being registered hereunder include the associated rights to purchase our Series A Preferred Stock. The rights to purchase our Series A Preferred Stock initially are attached to and trade with the shares of our common stock being registered hereby.

(3) Not applicable. A filing fee of $4,604.66 was paid by the Registrant on or before January 18, 2002, the first filing date of this Registration Statement. No additional fee is payable with this Post-Effective Amendment.

                     ----------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              EXPLANATORY NOTE

          The purpose of this Post-Effective Amendment No. 1 to
Registration Statement 333-76978 is to amend the Selling Securityholders table in the prospectus in order to include two additional selling securityholders who have requested inclusion in this prospectus since February 25, 2002, the date of effectiveness of the Registration Statement.

  Theinformation in this prospectus is not complete and may be changed.
     The shares of common stock discussed in this prospectus may not be sold or otherwise transferred until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




                SUBJECT TO COMPLETION, DATED MARCH 26, 2002

PROSPECTUS

                              SPX CORPORATION

                             366,418 SHARES OF

                                COMMON STOCK

                            --------------------

     This prospectus relates to the sale, from time to time, of up to 366,418 shares of our common stock by certain selling securityholders who held warrants issued by GCA Corporation in 1987. In June 1988 GCA was acquired by General Signal Corporation, and in 1998 General Signal was acquired by us, and, as a result, the warrants became exercisable for shares of our common stock. As of February 25, 2002, the warrants represented the right to purchase an aggregate of 366,418 shares of our common stock at an exercise price of $94.5114 per share. As of March 21, 2002, warrants to purchase 213,824 shares of our common stock have been exercised and the remaining 152,594 warrants will expire on April 23, 2002, if not previously exercised. For a further discussion of the warrants and the applicable terms, see "The Offering--The Selling Securityholders" and "Common Stock We May Issue Under the Warrants."

     We do not know when or how the selling securityholders intend to sell the shares of our common stock or what the price, terms or conditions of any sales will be. The selling securityholders may sell the shares of our common stock directly or through underwriters, dealers or agents, who may receive compensation. The selling securityholders may sell the shares of our common stock in privately negotiated transactions and may also sell the shares in market transactions. See "Plan of Distribution." We will not receive any proceeds from the sale of our common stock by the selling securityholders. However, we will receive the exercise price of the warrants if and when they are exercised.

     Our common stock trades on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SPW." On March 25, 2002, the last reported sale price of our common stock on the NYSE was $139.72.

     INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            --------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                            --------------------



               The date of this prospectus is March   , 2002

                             TABLE OF CONTENTS

                                                           Page
                                                           ----
WHERE YOU CAN FIND MORE INFORMATION...........................1
FORWARD-LOOKING STATEMENTS....................................2
PROSPECTUS SUMMARY............................................2
SPX CORPORATION...............................................2
THE OFFERING..................................................3
RISK FACTORS..................................................5
USE OF PROCEEDS..............................................13
BUSINESS.....................................................13
COMMON STOCK WE MAY ISSUE UNDER THE WARRANTS.................15
SELLING SECURITYHOLDERS......................................18
PLAN OF DISTRIBUTION.........................................21
LEGAL MATTERS................................................22
EXPERTS......................................................22

                            --------------------

                    WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     We filed a registration statement on Form S-3 to register with the SEC the sale of the common stock described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

     The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

     We incorporate by reference the documents listed below:

     1. Our annual report on Form 10-K for the fiscal year ended December 31, 2001;

     2. Our current reports on Form 8-K filed on April 13, 2001 and February 20, 2002; and

     3.   Our Definitive Proxy Statement on Schedule 14A filed on March 21,
          2002.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                     Investor Relations
                     SPX Corporation
                     2300 One Wachovia Center
                     Charlotte, North Carolina  28202-6039
                     Tel:  (704) 347-6800, Fax:  (704) 347-6900

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

     We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) on or after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (ii) on or after the date of this prospectus until all of the shares of our common stock offered by selling securityholders have been sold. Such documents will become a part of this prospectus from the date that the documents are filed with the SEC.

     Our subsidiary, Inrange Technologies Corporation, completed its initial public offering on September 27, 2000. Inrange's common stock is traded on the Nasdaq National Market under the symbol "INRG." You may obtain information about Inrange from the SEC at the address or website specified above.

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operation and prospects may have changed since that date.

                         FORWARD-LOOKING STATEMENTS

         Some of the statements in this prospectus and any documents incorporated by reference constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, including, but not limited to, cost savings and other benefits of acquisitions, including the acquisition of UDI, which involve known and unknown risks, uncertainties and other factors that may cause our or our businesses' actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward looking statements. In some cases, you can identify forward looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward looking statements after the date of this prospectus to conform them to actual results. All of the forward looking statements are qualified in their entirety by reference to the factors discussed under the caption "Factors That May Affect Future Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our most recent Form 10-K (incorporated by reference in this prospectus) and similar sections in our future filings which we incorporate by reference in this prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward looking statements.

     We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward looking statements. Accordingly, forward looking statements should not be relied upon as a prediction of actual results. In addition, management's estimates of future operating results are based on our current complement of businesses, which is constantly subject to change as management implements its "fix, sell or grow" strategy.

                             PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this prospectus. The following summary is qualified in its entirety by the information contained elsewhere or incorporated by reference in this prospectus.

     In this prospectus:

          o "SPX," "the company," "we," "us," and "our" refer to SPX Corporation, a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires;

          o "UDI" refers to United Dominion Industries Limited and its subsidiaries, all of which are subsidiaries of SPX
               Corporation, unless the context otherwise requires;

          o    "February LYONs" refers to our Liquid Yield Option
               Notes(TM)due 2021 issued in February 2001; and

          o "May LYONs" refers to our Liquid Yield Option Notes(TM) due 2021 issued in May 2001.

                              SPX CORPORATION

     We are a global multi-industry company that is focused on profitably growing our businesses that have scale and growth potential. Our strategy is to create market advantages through product and technology leadership, by expanding our service offerings to full customer solutions and by building critical mass through strategic acquisitions. We continually review each of our businesses pursuant to our "fix, sell or grow" strategy. These reviews could result in selected acquisitions to expand an existing business or result in the disposition of an existing business. At any given time, we may engage in discussions with respect to potential acquisitions or dispositions in related or unrelated industries, asset sales or dispositions, and joint ventures, some of which may be material. We are a multinational corporation with operations in 21 countries and over 23,400 employees worldwide.

     We are a global provider of technical products and systems, industrial products and services, flow technology and service solutions. We offer a diverse collection of products which includes networking and switching products, fire detection and building life-safety products, TV and radio broadcast antennas and towers, life science products and services, transformers, compaction equipment, high-integrity castings, dock products and systems, cooling towers, air filtration products, valves, back-flow protection devices and fluid handling, metering and mixing solutions. Our products and services also include specialty service tools, diagnostic systems, service equipment and technical information services. Our products are used by a broad array of customers in various industries, including chemical processing, pharmaceuticals, infrastructure, mineral processing, petrochemical, telecommunications, financial services, transportation and power generation. Our common stock is publicly traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SPW."

     On May 24, 2001, we completed the acquisition of United Dominion Industries Limited, or UDI, in an all-stock transaction valued at $1,066.9 million. A total of 9.385 million shares were issued (3.890 million from treasury) to complete the transaction. We also assumed or refinanced $884.1 million of UDI debt bringing the total transaction value to $1,951.0 million. UDI manufactures proprietary engineered and flow technology products primarily for industrial and commercial markets worldwide. UDI, which had sales of $2,366.2 million in 2000, is included in our financial statements beginning May 25, 2001 and is represented in the description of our company.

     We are a Delaware corporation. Our principal executive offices are located at 2300 One Wachovia Center, Charlotte, North Carolina 28202-6039, and our telephone number is (704) 347-6800.


                            --------------------


                               THE OFFERING

Common stock outstanding as of
March 15, 2002......................    40,814,820 shares.*

Common stock being registered for
selling securityholders.............    366,418 shares.

Use of Proceeds.....................    We will not receive any of the
                                        proceeds from the sales of common
                                        stock by the selling
                                        securityholders. However, if one or
                                        more of the selling securityholders
                                        exercises its rights under the
                                        warrants, we could receive up to
                                        $34,630,678 in gross proceeds
                                        representing the exercise price for
                                        the shares of common stock
                                        underlying the warrants. All of the
                                        proceeds that we receive, if any,
                                        will be used for general corporate
                                        purposes.

NYSE and PSE symbol.................    SPW.

* The common stock outstanding as of March 15, 2002 excludes the following: (A) approximately 6.6 million shares issuable upon conversion of our February LYONs and our May LYONs; (B) approximately 9.8 million shares issuable upon exercise of outstanding stock options by employees and non-employee directors; and (C) approximately 4.5 million shares of our common stock reserved for future issuance of additional options and shares under our employee stock option plan and non-employee director stock option plan. Each of the amounts is subject to adjustment as specified in the appropriate documents.


THE SELLING SECURITYHOLDERS


     We have prepared this prospectus in connection with the registration of the resale of shares of our common stock underlying warrants issued in 1987 by GCA Corporation, a company acquired by General Signal Corporation in 1988. The warrants were issued to GCA's bank and insurance company lenders and to one vendor and represented the right to purchase GCA common stock. As a result of the acquisition of GCA by General Signal and the subsequent acquisition of General Signal by us, the warrants represented the right to purchase 366,418 shares of our common stock at an exercise price of $94.5114 per share. The warrants issued to GCA's bank and insurance company lenders represented the right to purchase 295,951 shares of our common stock, and are exercisable through April 23, 2002. As of March 21, 2002, holders of these warrants had exercised warrants to purchase 213,824 shares. The warrants issued to the vendor represented the right to purchase 70,467 shares of our common stock and have been exercised. We are registering the shares issuable upon exercise of the warrants in satisfaction of GCA's obligation to register these shares under registration agreements entered into between these selling securityholders and GCA in connection with the issuance of the warrants described above.


RISK FACTORS

     In evaluating an investment in our common stock, you should carefully consider all the information included or incorporated by reference in this prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 5 of the prospectus.

                            --------------------

                                RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our common stock. Some of the following factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

     If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.


OUR LEVERAGE MAY AFFECT OUR BUSINESS AND MAY RESTRICT OUR OPERATING
FLEXIBILITY.

     At December 31, 2001, we had approximately $2,612.4 million in total indebtedness. On that date, we had $548.3 million of available borrowing capacity under our revolving senior credit facility after giving effect to $51.7 million reserved for letters of credit outstanding, which reduce the availability under our revolving senior credit facility. In addition, at December 31, 2001, our cash balance was $460.0 million. For the most recent description of our indebtedness, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2001 and any future Forms 10-Q and 10-K which we file, which are incorporated by reference in this prospectus. Subject to certain restrictions set forth in the senior credit facility, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions. We may in the future renegotiate or refinance our senior credit facility with agreements that have different or more stringent terms or split our senior credit facility into two or more facilities with different terms. The level of our indebtedness could:

          o limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

          o limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures or acquisitions;

          o limit our flexibility in reacting to competitive and other changes in the industry and economic conditions generally;

          o expose us to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business could make it difficult to meet debt service requirements; and

          o expose us to risks inherent in interest rate fluctuations because the existing borrowings are and any new borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

     Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. We will not be able to control many of these factors, such as the economic conditions in the markets in which we operate and initiatives taken by our competitors. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

WE MAY NOT BE ABLE TO FINANCE FUTURE NEEDS OR ADAPT OUR BUSINESS PLAN TO CHANGES IN ECONOMIC OR BUSINESS CONDITIONS BECAUSE OF RESTRICTIONS PLACED ON US BY OUR SENIOR CREDIT FACILITY AND THE INSTRUMENTS GOVERNING OUR OTHER INDEBTEDNESS.

     Our senior credit facility and other agreements governing our other indebtedness contain or may contain covenants that restrict our ability to make distributions or other payments to our investors and creditors unless certain financial tests or other criteria are satisfied. We also must comply with certain specified financial ratios and tests. In some cases, our subsidiaries are subject to similar restrictions that may restrict their ability to make distributions to us. In addition, our senior credit facility and these other agreements contain or may contain additional affirmative and negative covenants. All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities, such as acquisitions, as they arise.

     If we do not comply with these or other covenants and restrictions contained in our senior credit facility and other agreements governing our indebtedness, we could be in default under those agreements, and the debt, together with accrued interest, could then be declared immediately due and payable. If we default under our senior credit facility, the lenders could cause all of our outstanding debt obligations under our senior credit facility to become due and payable, require us to apply all of our cash to repay the indebtedness or prevent us from making debt service payments on any other indebtedness we owe. In addition, any default under our senior credit facility or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under our senior credit facility is accelerated, we may not have sufficient assets to repay amounts due under our senior credit facility, the February LYONs, the May LYONs or under other debt securities then outstanding. Our ability to comply with these provisions of our senior credit facility and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

OUR FAILURE TO SUCCESSFULLY INTEGRATE UDI AND OTHER RECENT ACQUISITIONS, AS WELL AS ANY FUTURE ACQUISITIONS, COULD HAVE A NEGATIVE EFFECT ON OUR OPERATIONS; OUR ACQUISITIONS COULD CAUSE UNEXPECTED FINANCIAL DIFFICULTIES.

     As part of our business strategy, we evaluate potential acquisitions in the ordinary course. Excluding the UDI acquisition, in 2001, we made 15 acquisitions of businesses for an aggregate purchase price of approximately $478.8 million. Our past acquisitions, particularly the acquisition of UDI, which had sales of approximately $2,366.2 million for the year ended December 31, 2000, and any potential future acquisitions, involve a number of risks and present financial, managerial and operational challenges, including:

          o adverse effects on our reported operating results due to charges to earnings;

          o diversion of management attention from running our existing businesses;

          o difficulty with integration of personnel and financial and other systems;

          o increased expenses, including compensation expenses resulting from newly-hired employees;

          o increased foreign operations that may be difficult to assimilate;

          o assumption of known and unknown liabilities and increased litigation; and

          o potential disputes with the sellers of acquired businesses, technologies, services or products.

     We may not be able to integrate successfully the technology, operations and personnel of any acquired business. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business. In addition, any acquired business, technology, service or product could underperform relative to our expectations. We also could experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future have problems or liabilities of which we are not aware or that are substantially greater than we anticipate. In addition, as a result of future acquisitions, we may further increase our leverage or, if we issue equity securities to pay for the acquisitions, significantly dilute our existing stockholders.

WE MAY NOT ACHIEVE THE EXPECTED COST SAVINGS AND OTHER BENEFITS OF OUR ACQUISITIONS, INCLUDING UDI.

     As a result of our acquisitions, including the acquisition of UDI, we incur integration expenses for the incremental costs to exit and consolidate activities, to involuntarily terminate employees, and for other costs to integrate operating locations and other activities of these companies with SPX. Generally accepted accounting principles require that these acquisition integration expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. On the other hand, these same principles require that acquisition integration expenses associated with integrating SPX operations into locations of the acquired company must be recorded as expense. Accordingly, these expenses are not included in the allocation of the purchase price of the company acquired. Over the past five years, we have recorded several special charges to our results of operations associated with cost reductions, integrating acquisitions and achieving operating efficiencies. We believe that our actions have been required to improve our operations and, as described above, we will, if necessary, record future charges as appropriate to address costs and operational efficiencies at the combined company.

     We believe our anticipated savings from the cost reduction and integration actions associated with the UDI acquisition should exceed $120.0 million on an annualized basis. Our current integration plan focuses on three key areas of cost savings: (1) manufacturing process and supply chain rationalization, including plant closings, (2) elimination of redundant administrative overhead and support activities, and (3) restructuring and repositioning sales and marketing organizations to eliminate redundancies in these activities. While we believe these cost savings to be reasonable and significant cost reductions have been achieved, they are inherently estimates that are difficult to predict and are necessarily speculative in nature. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings or other benefits from the acquisition. As a result, our actual cost savings, if any, and other anticipated benefits could differ or be delayed, compared to our estimates and the other information contained in this prospectus.

WE MAY NOT BE ABLE TO CONSUMMATE ACQUISITIONS AT OUR PRIOR RATE, WHICH COULD NEGATIVELY IMPACT US.

     We may not be able to consummate acquisitions at similar rates to our past acquisition rates, which could materially impact our growth rate, results of operations and stock price. Our ability to continue to achieve our goals may depend upon our ability to identify and successfully acquire companies, businesses and product lines, to effectively integrate them and to achieve cost effectiveness. We also may need to raise additional funds to consummate these acquisitions. In addition, changes in our stock price may adversely affect our ability to consummate acquisitions.

THE LOSS OF KEY PERSONNEL AND ANY INABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD MATERIALLY ADVERSELY IMPACT OUR OPERATIONS.

     We are dependent on the continued services of our management team, including our Chairman of the Board, President and Chief Executive Officer. The loss of these personnel without adequate replacement could have a material adverse effect. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience in order to operate our business successfully. From time to time there may be a shortage of skilled labor, which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially adversely affected.

MANY OF THE INDUSTRIES IN WHICH WE OPERATE ARE CYCLICAL AND, ACCORDINGLY, OUR BUSINESS IS SUBJECT TO CHANGES IN THE ECONOMY; PRESSURE FROM ORIGINAL EQUIPMENT MANUFACTURERS TO REDUCE COSTS COULD ADVERSELY AFFECT OUR BUSINESS.

     Many of the business areas in which we operate are subject to specific industry and general economic cycles. Certain businesses are subject to industry cycles, including, but not limited to, the automotive industries which influence our Service Solutions and Industrial Products and Services segments, the electric power and construction and infrastructure markets, which influence our Industrial Products and Services segment, and process equipment, chemical and petrochemical markets which influence our Flow Technology segment. Accordingly, any downturn in these or other markets in which we participate could materially adversely affect us. A decline in automotive sales and production also may affect not only sales of components, tools and services to vehicle manufacturers and their dealerships, but also sales of components, tools and services to aftermarket customers, and could result in a decline in our results of operations or a deterioration in our financial condition. Similar cyclical changes could also affect aftermarket sales of products in our other segments. If demand changes and we fail to respond accordingly, our results of operations could be materially adversely affected in any given quarter. The business cycles of our different operations may occur contemporaneously.

     Consistent with most multi-industry, capital goods companies, our businesses have been impacted in 2001 by the soft economic conditions. There can be no assurance that the economic downturn will not worsen or that we will be able to sustain existing or create additional cost reductions to offset economic conditions, and the unpredictability and changes in the industrial markets in the current environment could continue and may adversely impact our results. Cost reduction actions often result in charges against earnings. We expect to take a charge against earnings in 2002, which cannot be fully quantified at this time, but may be material, in connection with implementing additional cost reduction actions at certain of our businesses.

     There is also substantial and continuing pressure from the major original equipment manufacturers, particularly in the automotive industry, to reduce costs, including the cost of products and services purchased from outside suppliers such as us. If in the future we were unable to generate sufficient cost savings to offset price reductions, our gross margins could be materially adversely affected.

IF FUTURE CASH FLOWS ARE INSUFFICIENT TO RECOVER THE CARRYING VALUE OF OUR GOODWILL, A MATERIAL NON-CASH CHARGE TO EARNINGS COULD RESULT.

     At December 31, 2001, we had goodwill and intangible assets of approximately $3,061.7 million and shareholders' equity of approximately $1,715.3 million. On an ongoing basis, we evaluate, based on projected undiscounted cash flows, whether we will be able to recover all or a portion of the carrying value of goodwill. Based on this method, we expect to recover the carrying value of goodwill through our future cash flows. If future cash flows are insufficient to recover the carrying value of our goodwill, we must write off a portion of the unamortized balance of goodwill. There can be no assurance that circumstances will not change in the future that will affect the useful life or carrying value of our goodwill and, accordingly, require us to take a charge to write off a portion of our goodwill.

     Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). We are currently evaluating the provisions of SFAS No. 142 and the impact that adoption will have on our financial position and results of operations. We further expect to record a goodwill impairment charge during the first quarter of 2002 in connection with adopting these new provisions. We estimate that this charge will not exceed $150.0.

WE ARE SUBJECT TO ENVIRONMENTAL AND SIMILAR LAWS AND POTENTIAL LIABILITY RELATING TO CERTAIN CLAIMS, COMPLAINTS AND PROCEEDINGS, INCLUDING THOSE RELATING TO ENVIRONMENTAL AND OTHER MATTERS, ARISING IN THE ORDINARY COURSE OF BUSINESS.

     We are subject to various environmental laws, ordinances, regulations, and other requirements of government authorities in the United States and other nations. These requirements may include, for example, those governing discharges from, and materials handled as part of, our operations, the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of our employees. Under certain of these laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of investigation, removal or remediation of certain hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, these substances may have adverse effects, including, for example, substantial investigative or remedial obligations and limitations on the ability to sell or rent that property or to borrow funds using that property as collateral. In connection with our acquisitions and divestitures, we may assume or retain significant environmental liabilities, some of which we may not be aware. In particular, we assumed additional environmental liabilities in connection with the UDI acquisition. Future developments related to new or existing environmental matters or changes in environmental laws or policies could lead to material costs for environmental compliance or cleanup. There can be no assurance that these liabilities and costs will not have a material adverse effect on our results of operations or financial position in the future.

     Numerous claims, complaints and proceedings arising in the ordinary course of business, including but not limited to those relating to environmental matters, competitive issues, contract issues, intellectual property matters, personal injury and product liability claims, and workers' compensation have been filed or are pending against us and certain of our subsidiaries. Additionally, in connection with our acquisitions, we may become subject to significant claims of which we were unaware at the time of the acquisition or the claims that we were aware of may result in our incurring a significantly greater liability than we anticipated. We maintain property, cargo, auto, product, general liability, and directors' and officers' liability insurance to protect us against potential loss exposures. We expect this insurance to cover a portion of these claims. In addition, we believe we are entitled to indemnification from third parties for some of these claims.

     In our opinion, these matters are either without merit or are of a kind as should not have a material adverse effect individually and in the aggregate on our financial position, results of operations, or cash flows if disposed of unfavorably. However, we cannot assure you that recoveries from insurance or indemnification claims will be available or that any of these claims or other matters will not have a material adverse effect on our financial position, results of operations or cash flows.

     It is our policy to comply fully with applicable environmental requirements. An estimate of loss, including expenses, from legal actions or claims is accrued when events exist that make the loss or expenses probable and we can reasonably estimate them. Our environmental accruals cover anticipated costs, including investigation, remediation, and operation and maintenance of clean-up sites. We do not discount environmental or other legal accruals and do not reduce them by anticipated insurance recoveries. We believe that our accruals related to environmental litigation and claims are sufficient and that these items will be resolved without material effect on our financial position, results of operations and liquidity, individually and in the aggregate.

     On or about October 29, 2001, we were served with a complaint by VSI Holdings, Inc. seeking enforcement of a merger agreement that we had terminated. In its complaint, VSI asked the court to require us to complete the $197.0 million acquisition of VSI, and/or award damages to VSI and its shareholders. We do not believe the suit has merit and are defending the claim vigorously. On December 26, 2001, we filed our answer denying VSI's allegations, raising affirmative defenses, and asserting a counterclaim against VSI for breach of contract. There can be no assurance that we will be successful in the litigation. If we are not successful, the outcome could have a material adverse effect on our financial condition and results of operations.

OUR INRANGE SUBSIDIARY IS SUBJECT TO VARIOUS RISKS AND ANY MATERIAL ADVERSE EFFECT ON INRANGE COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     At December 31, 2001, we own approximately 89.5% of the total number of outstanding shares of common stock of Inrange Technologies Corporation. Based on the closing price of Inrange's Class B common stock on March 15, 2002, Inrange's market capitalization was approximately $827.35 million. Inrange is a high technology company and is subject to additional and different risks, and its public equity trades similarly to other technology businesses.

     The impact to Inrange's business subsequent to the events on September 11, 2001 reduced its third quarter 2001 results and as a consequence, negatively affected the full 2001 year results. Inrange's business could be adversely impacted by the continued economic softening. Any adverse effect on Inrange could affect us.

     In addition to the risks described in this prospectus for our business as a whole, Inrange is subject to the following risks:

     Inrange's business will suffer if it fails to develop, successfully introduce and sell new and enhanced high quality, technologically advanced cost-effective products that meet the changing needs of its customers on a timely basis. Inrange's competitors may develop new and more advanced products on a regular basis. Inrange relies on a sole manufacturer to produce one of its key products and on sole sources of supply for some key components in its products. Any disruption in these relationships could increase product costs and reduce Inrange's ability to provide its products or develop new products on a timely basis. The price for Inrange's products may decrease in response to competitive pricing pressures, maturing life cycles, new product introductions and other factors. Accordingly, Inrange's profitability may decline unless it can reduce its production and sales costs or develop new higher margin products.

     The foregoing is a summary of the risk factors applicable to Inrange. For a more complete description of those risks, please see "Factors That May Affect Future Results" in Inrange's annual report of Form 10-K for the fiscal year ended December 31, 2001, which section is hereby incorporated by reference in this prospectus. See "Where You Can Find More Information."

DIFFICULTIES PRESENTED BY INTERNATIONAL ECONOMIC, POLITICAL, LEGAL, ACCOUNTING AND BUSINESS FACTORS COULD NEGATIVELY AFFECT OUR INTERESTS AND BUSINESS EFFORT.

     In 2001, on a pro forma basis for our acquisition of UDI, approximately 29% of our sales were international, including export sales. In addition, in 2001, approximately 40.5% of Inrange's sales were international, including export sales. We are seeking to increase our sales outside the United States. Our international operations require us to comply with the legal requirements of foreign jurisdictions and expose us to the political consequences of operating in foreign jurisdictions. Our foreign business operations also are subject to the following risks:

          o difficulty in managing, operating and marketing our international operations because of distance, as well as language and cultural differences;

          o increased strength of the U.S. dollar will increase the effective price of our products sold in U.S. dollars, which may have a material adverse effect on sales or require us to lower our prices and also decrease our reported revenues or margins in respect of sales conducted in foreign currencies to the extent we are unable or determine not to increase local currency prices; likewise, decreased strength of the U.S. dollar could have a material adverse effect on the cost of materials and products purchased overseas;

          o difficulty entering new international markets due to greater regulatory barriers than the United States and differing political systems;

          o increased costs due to domestic and foreign customs and tariffs, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and transportation and shipping expenses;

          o credit risk or financial condition of local customers and distributors;

          o    potential difficulties in staffing and labor disputes;

          o    risk of nationalization of private enterprises;

          o    increased costs of transportation or shipping;

          o ability to obtain supplies from foreign vendors and ship products internationally during times of crisis or otherwise;

          o    potential difficulties in protecting intellectual property;

          o    potential imposition of restrictions on investments; and

          o local political and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

     As we continue to expand our international operations, including as a result of the UDI acquisition, these and other risks associated with international operations are likely to increase. In addition, as we enter new geographic markets, we may encounter significant competition from the primary participants in those markets, some of which may have substantially greater resources than we do.

FUTURE INCREASES IN THE NUMBER OF SHARES OF OUR OUTSTANDING COMMON STOCK COULD ADVERSELY AFFECT OUR COMMON STOCK PRICE OR DILUTE OUR EARNINGS PER SHARE.

     Sales of a substantial number of shares of common stock into the public market, or the perception that these sales could occur, could have a material adverse effect on our stock price. If certain conditions are met, the February LYONs and May LYONs could be converted into shares of our common stock. The shares covered by the February LYONs and the May LYONs have been registered under the Securities Act. Subject to adjustment, the February LYONs and May LYONs could be converted into an aggregate of 6.6 million shares of common stock. In addition, as of December 31, 2001, approximately 9.8 million shares of our common stock are issuable upon exercise of outstanding stock options by employees and non-employee directors. As of December 31, 2001, under our employee stock option plan and non-employee director stock option plan, approximately 4.5 million shares of our common stock are reserved for future issuance of additional options and shares under these plans. Additionally, we may issue a significant number of additional shares in connection with our acquisitions. We also have filed shelf registration statements for 4.3 million shares of common stock that may be issued in acquisitions and we also have filed a shelf registration statement for a total of $1 billion, which may be used in connection with an offering of debt securities and/or common stock for general corporate purposes. Any such additional shares also could have a dilutive effect on our earnings per share.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, AND, ACCORDINGLY, WE MAY NOT CONSUMMATE A TRANSACTION THAT OUR STOCKHOLDERS CONSIDER FAVORABLE.

     Provisions of our Certificate of Incorporation and By-laws may inhibit changes in our control not approved by our Board. These provisions include, for example, a staggered board of directors; a prohibition on stockholder action by written consent; a requirement that special stockholder meetings be called only by our Chairman, President and Chief Executive Officer or our board; advance notice requirements for stockholder proposals and nominations; limitations on stockholders' ability to amend, alter or repeal the By-laws; enhanced voting requirements for certain business combinations involving substantial stockholders; the authority of our board to issue, without stockholder approval, preferred stock with terms determined in its discretion; and limitations on stockholders' ability to remove directors. We also have a rights plan designed to make it more costly and thus more difficult to gain control of us without the consent of our Board. In addition, we are afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. In general,
Section 203 prohibits us from engaging in a "business combination" with an "interested stockholder" (each as defined in Section 203) for at least three years after the time the person became an interested stockholder unless certain conditions are met.

                              USE OF PROCEEDS

     We will not receive any of the proceeds from the sales of common stock by the selling securityholders. However, if one or more of the selling securityholders exercises its rights under the warrants, we could receive up to $34.6 million in gross proceeds representing the exercise price for the shares of common stock underlying the warrants. All of the proceeds that we receive, if any, will be used for general corporate purposes.

                                  BUSINESS

     We are a global multi-industry company focused on profitably growing our businesses that have scale and growth potential. Our strategy is to create market advantages through product and technology leadership, by expanding our service offerings to full customer solutions and by building critical mass through strategic acquisitions. We continually review each of our businesses pursuant to our "fix, sell or grow" strategy. These reviews could result in selected acquisitions to expand an existing business or result in the disposition of an existing business. At any given time, we may engage in discussions with respect to potential acquisitions or dispositions in related or unrelated industries, asset sales or dispositions, and joint ventures, some of which may be material. We are a multinational corporation with operations in 21 countries and over 23,400 employees worldwide.

     We are a global provider of technical products and systems, industrial products and services, flow technology and service solutions. We offer a diverse collection of products, which include networking and switching products, fire detection and building life-safety products, TV and radio broadcast antennas and towers, life science products and services, transformers, compaction equipment, high-integrity castings, dock products and systems, cooling towers, air filtration products, valves, back-flow protection and fluid handling devices, and metering and mixing solutions. Our products and services also include specialty service tools, diagnostic systems, service equipment and technical information services. Our products are used by a broad array of customers in various industries, including chemical processing, pharmaceuticals, infrastructure, mineral processing, petrochemical, telecommunications, financial services, transportation and power generation.

     On May 24, 2001, we completed the acquisition of United Dominion Industries Limited (UDI) in an all-stock transaction valued at $1,066.9 million including $128.0 million of cash costs related to transaction fees and corporate change in control payments. We issued a total of 9.385 million shares (3.890 million from treasury) to complete the transaction. We also assumed or refinanced $884.1 million of UDI debt bringing the total transaction value to $1,951.0 million. UDI, which had sales of $2,366.2 million for the twelve months ended December 31, 2000, is included, in our financial statements beginning May 25, 2001, and is represented in the description of our company.

     In the second quarter of 2001, we began reporting our results of operations in four segments, Technical Products and Systems, Industrial Products and Services, Flow Technology, and Service Solutions. The new structure reflects the acquisition of UDI and aligns financial reporting with the operating structure of the organization.

TECHNICAL PRODUCTS AND SYSTEMS

     The Technical Products and Systems segment focuses on solving customer problems with complete technology-based systems. Our emphasis is on growth through investment in new technology, new product introductions, alliances and acquisitions. This segment includes operating units that design and manufacture networking and switching products for storage; data networks; fire detection and integrated building life-safety systems; TV and radio transmission systems; automated fare collection systems; laboratory centrifuges, incubators, ovens, testing chambers and freezers; electrical test and measurement solutions; cable and pipe locating devices; electrodynamic shakers; industrial ovens and equipment for the manufacture of silicon crystals.

INDUSTRIAL PRODUCTS AND SERVICES

     The strategy of the Industrial Products and Services segment is to provide "Productivity Solutions for Industry". This segment emphasizes introducing new related services and products, as well as focusing on the replacement parts and service elements of the segment. This segment includes operating units that design, manufacture, and market power transformers, hydraulic systems, high-integrity aluminum and magnesium die-castings, automatic transmission filters, industrial filtration products, dock equipment, material handling devices, electric resistance heaters, industrial ventilation equipment, soil, asphalt and landfill compactors, specialty farm machinery, and components for the aerospace industry.

FLOW TECHNOLOGY

     The Flow Technology segment designs, manufactures, and markets solutions and products that are used to process or transport fluids and in heat transfer applications. This segment includes operating units that manufacture pumps and other fluid handling machines, valves, cooling towers, boilers, leak detection equipment, and industrial mixers.

SERVICE SOLUTIONS

     Service Solutions includes operations that design, manufacture and market a wide range of specialty service tools, hand-held diagnostic systems and service equipment, inspection gauging systems, and technical and training information, primarily to the franchised vehicle dealer industry in North America and Europe. Major customers are franchised dealers of motor vehicle manufacturers, aftermarket vehicle service facilities, and independent distributors.

                COMMON STOCK WE MAY ISSUE UNDER THE WARRANTS

     The selling securityholders are selling under this prospectus an aggregate of up to 366,418 shares of our common stock issuable upon exercise of the warrants. Of the warrants, 152,594 warrants are exercisable through April 23, 2002, and 213,824 warrants have been exercised, all at an exercise price of $94.5114 per share.

     The exercise price and number of shares of our common stock which may be purchased upon exercise of any of the warrants are subject to certain "anti-dilution" adjustments in the event of any:

          o dividend or distribution on shares of common stock payable in our common stock;

          o subdivision, reclassification, combination or consolidation of our common stock; or

          o consolidation or merger, conveyance or transfer of all or substantially all of our property.


                        DESCRIPTION OF COMMON STOCK

GENERAL

     Our authorized capital stock consists of 100 million shares of common stock, par value $10.00 per share, and 3 million shares of preferred stock, without par value. As of March 15, 2002, 40.8 million shares of common stock were issued and outstanding (not including treasury shares) and 0.5 million shares have been designated as Series A Preferred Stock, of which none are issued and outstanding. The following description of our common stock and provisions of our Certificate of Incorporation and By-laws are only summaries and we encourage you to review complete copies of our Certificate of Incorporation and By-laws, which we have previously filed with the SEC.

     The holders of our common stock are entitled to have dividends declared in cash, property, or other securities out of any of our net profits or net assets legally available therefor as and when declared by our Board of Directors. In the event of the liquidation or dissolution of our business, the holders of common stock will be entitled to receive ratably the balance of net assets available for distribution after payment of any liquidation or distribution preference payable with respect to any then outstanding shares of our preferred stock. Each share of common stock is entitled to one vote with respect to matters brought before the stockholders, except for the election of any directors who may be elected by vote of any outstanding shares of preferred stock voting as a class.

     The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock. The Board is authorized to fix by resolution the designation of each series of preferred stock, and, with respect to each series, the stated value of the shares, the dividend rate and the dates and other provisions respecting the payment of dividends, the provisions, if any, for a sinking fund, the preferences of the shares in the event of the liquidation or dissolution, the provisions, if any, respecting the redemption of the shares, subject to applicable law, the voting rights (except that such shares shall not have more than one vote per share), the terms, if any, upon which the shares would be convertible into or exchangeable for any other shares, and any other relative, participating, optional or other special rights, qualifications, limitations or restrictions. All shares of any series of preferred stock, as between themselves, rank equally and are identical; and all series of preferred stock, as between themselves, rank equally and are identical except as set forth in resolutions of the Board authorizing the issuance of a particular series.

     Our common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SPW."

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The provisions of Delaware law, our Certificate of Incorporation and By-Laws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock.

     Delaware Law

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless:

          o before the person became an "interested stockholder," the board of directors of the corporation approved the transaction in which the "interested stockholder" became an "interested stockholder" or approved the business combination;

          o upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation that was outstanding at the time the transaction commenced. For purposes of determining the number of shares outstanding, shares owned by directors who are also officers of the corporation and shares owned by employee stock plans, in specified instances, are excluded; or

          o at or after the time the person became an "interested stockholder," the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

     A "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or any majority-owned subsidiary, transactions which increase an "interested stockholder's" percentage ownership of stock of the corporation or any majority-owned subsidiary, and receipt of various financial benefits from the corporation or any majority-owned subsidiary. In general, an "interested stockholder" is defined as any person or entity that is the beneficial owner of at least 15% of a corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within the past three years.

     A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

     Certificate of Incorporation and By-Law Provisions

     Our Certificate of Incorporation and By-Laws provide:

     o a staggered Board of Directors so that it would take three successive annual meetings to replace all directors;

     o    a prohibition on stockholder action through written consents;

     o a requirement that special meetings of stockholders be called only by our Chairman, President and Chief Executive Officer or our Board;

     o advance notice requirements for stockholder proposals and nominations;

     o limitations on the ability of stockholders to amend, alter or repeal the By-laws;

     o enhanced voting requirements for certain business combinations involving substantial stockholders;

     o the authority of our Board of Directors to issue, without stockholder approval, preferred stock with such terms as our Board may determine; and

     o    limitations on the ability of stockholders to remove directors.

     Limitations of Liability and Indemnification of Directors and Officers

     Our Certificate of Incorporation limits the liability of directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     o under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

     o for any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

RIGHTS PLAN

     On June 25, 1996, our Board of Directors adopted a rights plan. Our rights plan, as amended, is designed to make it more costly and thus more difficult to gain control of us without the consent of our Board of Directors. The description presented below is intended as a summary only and is qualified in its entirety by reference to the rights agreement, as amended, which is an exhibit to the registration statement of which this prospectus is a part.

     Our rights plan provides that each of our shares of common stock will have the right to purchase from us one one-thousandth of a share of a new Series A Preferred Stock at a price of $200 per one-thousandth of a share, subject to customary anti-dilution protection adjustment.

     The rights are attached to all certificates representing outstanding shares of our common stock, and no separate right certificates have been distributed. The rights will separate from the shares of our common stock approximately 10 days after someone acquires beneficial ownership of 20% or more of the outstanding common stock, or commences a tender offer or exchange offer for 20% or more of the outstanding common stock.

     After rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the separate right certificates alone will represent the rights.

     The rights are not exercisable until the date rights separate and will expire on June 25, 2006, unless extended or unless earlier redeemed or exchanged by us.

     The shares of Series A Preferred Stock purchasable upon exercise of the rights are non-redeemable. Each share of Series A Preferred Stock has a minimum preferential quarterly dividend payment of $5.00 per share and an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate amount per share equal to 1,000 times the aggregate payment per share made to holders of common stock.

     Each share of Series A Preferred Stock will have 1,000 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. The rights are protected by customary anti-dilution provisions.

     If, after any person or group becomes an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will have a right to receive upon exercise of a right the number of shares of common stock of the acquiring company, having a value equal to two times the exercise price of the right. If any person or group becomes an acquiring person, each holder of a right will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. Following the occurrence of the events described above, rights beneficially owned by any acquiring person at the time of such transaction will be void and may not be exercised.

     At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, the Board may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges) per right, subject to adjustment.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of common stock, the Board may redeem the rights in whole, but not in part, at a price of $0.01 per right.

     The terms of the rights may generally be amended by the Board without the consent of the holders of the rights.

     Until a right is exercised, the holder will have no rights as a stockholder.

     The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe.

                          SELLING SECURITYHOLDERS

     This prospectus covers offers and sales by the selling securityholders of shares of our common stock issued upon exercise of the warrants. The following table sets forth, as of the date of the prospectus, a list of each selling securityholder who has completed a questionnaire and requested inclusion in this prospectus and the number of shares of our common stock beneficially owned by each of these selling securityholders, as well as the number of shares offered for resale by each of these selling securityholders. Shares that are beneficially owned include shares which the selling securityholders can acquire upon exercise of the warrants (all of which are currently exercisable) as well as shares they have already acquired upon exercise, if any, of the warrants and shares they may have otherwise acquired (although only sales of shares acquired upon exercise of the warrants are covered by this prospectus). Our registration of these shares does not necessarily mean that any named selling securityholder will exercise its warrants or will sell all or any of its shares of common stock. The "Shares Beneficially Owned After Offering" columns in the table assumes that all shares covered by this prospectus will be sold by the selling securityholders and that no additional shares of common stock are bought or sold by any selling securityholder since the date that it provided us with the information for the table.

     Except as may be set forth in a prospectus supplement, none of the selling securityholders has held any position or office or had a material relationship with us or any of its affiliates within the past three years other than as a result of the ownership of our common stock and warrants to purchase our common stock.

     Information about the selling securityholders may change over time. Relevant changed or new information about selling securityholders of which we have knowledge will be set forth in prospectus supplements. Additional selling securityholders may also be set forth in post-effective amendments. From time to time, additional information concerning ownership of the shares of common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.


    SHARES BENEFICIALLY OWNED PRIOR TO OFFERING (1)       SHARES TO BE       SHARES BENEFICIALLY OWNED AFTER
                                                          OR PREVIOUSLY             OFFERING (1) (3)
                                                              SOLD

BENEFICIAL OWNER        NUMBER OF        PERCENT                           NUMBER OF        PERCENT
                        SHARES (2)                                         SHARES (3)

Teachers Insurance         123,505             *             123,505             0                *
and Annuity
Association of
America

Carl Zeiss, Inc.           70,467              *             70,467              0                *

Barclays Capital           19,360              *             19,360              0                *
Securities Limited

Mellon Bank, N.A.          17,811              *             17,811              0                *

Pan-American Life          11,252              *             11,252              0                *
Insurance Company

The Hallwood Group          6,405              *              6,405              0                *
Incorporated

Phoenix Life                5,255              *              5,255              0                *
Insurance Company

The Guardian Life           2,041              *              2,041              0                *
Insurance Company of
America (successor
by merger to
Berkshire Life
Insurance Company)

All other holders of       110,322             *             110,322             0                *
shares that may be
acquired upon
exercise of the
warrants or future
transferees,
pledgees, donees,
assignees or
successors of any
such holders (4)

TOTAL                    ----------                        ----------                             *
                           366,418                           366,418


* Less than one percent (1%), based upon 40,814,820 shares of common stock outstanding as of March 15, 2002.

(1) Except as otherwise noted herein, the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right.

(2) Includes the shares of common stock underlying the warrants which may be sold under this prospectus.

(3) Assumes the sale of all the shares which may be sold under this prospectus.

(4) Information about other selling securityholders will be set forth in a post-effective amendment before those selling securityholders make offers or sales under this prospectus.


                            PLAN OF DISTRIBUTION

     As used in this prospectus, selling securityholder includes donees, pledgees, transferees and other successors-in-interest who sell shares received from the selling securityholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer.

     The selling securityholders may offer and sell the shares of our common stock covered by this prospectus from time to time, subject to certain restrictions. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made:

          o    in the open market;

          o    on the New York Stock Exchange or the Pacific Stock
               Exchange;

          o    in privately negotiated transactions;

          o    in an underwritten offering; or

          o    a combination of such methods.

     Such sales may be made at varying prices determined by reference to, among other things:

          o    market prices prevailing at the time of sale;

          o    prices related to the then-prevailing market price; or

          o    negotiated prices.

     Each selling securityholder may also transfer shares owned by it by gift, and upon any such transfer, the donee would have the same rights as the selling securityholder. Some of the selling securityholders may distribute their shares, from time to time, to their limited or general partners, members or stockholders who may sell shares pursuant to this prospectus.

     Negotiated transactions may include purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions and transactions in which a broker solicits purchasers, or block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction.

     Distribution by the selling securityholders of the common stock covered by this prospectus may occur over an extended period of time. In effecting sales, broker-dealers hired by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the selling securityholders in amounts to be negotiated immediately prior to the sale.

     In connection with the sale of common stock covered by this prospectus, underwriters or agents may receive compensation from the selling securityholders or from purchasers of the common stock, for which they may act as agent. Their compensation may be in the form of discounts, concessions or commissions. If underwriters sell common stock to or through dealers, then the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Neither we nor any selling securityholder can presently estimate the amount of that compensation. We know of no existing arrangements between any selling securityholders, any other securityholders, brokers, dealers, underwriters or agents relating to the sale or distribution of the shares of our common stock.

     We will bear the expenses of registration under the Securities Act of 1933 as well as certain other fees and expenses. The selling securityholders will bear the cost of any commissions or selling expenses.

                               LEGAL MATTERS

     The validity of any securities issued hereunder will be passed upon for our company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                  EXPERTS

     The consolidated financial statements of SPX as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants. These financial statements and the report of the independent public accountants, included in SPX's Annual Report on Form 10-K filed on March 21, 2002, are incorporated by reference in this document.

     The consolidated financial statements of UDI as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 have been audited by KPMG LLP, independent public accountants. These financial statements and the report of the independent public accountants, included in SPX's Current Report on Form 8-K filed on April 13, 2001, are incorporated by reference in this document.

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all fees and expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the SEC registration fee, are estimated.

Securities and Exchange Commission registration fee.....      $    4,605

New York Stock Exchange listing fee.....................           1,650

Pacific Stock Exchange listing fee......................             950

Legal fees and expenses.................................          90,000

Transfer Agent's fees and expenses......................          10,000

Accounting fees and expenses............................          60,000

Miscellaneous...........................................           5,795
                                                              ----------
Total...................................................      $  173,000
                                                              ===========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

LIMITATION ON LIABILITY OF DIRECTORS

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     As permitted by Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation provides that a director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for: (i) any breach of the director's duty of loyalty to the Corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) engaging in any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation requires that directors and officers be indemnified to the fullest extent authorized by the DGCL, or any other applicable law or amendments thereunder; however, in the case of any amendments, only to the extent such amendment permits the Company to provide broader indemnification rights than permitted prior thereto.

     Any underwriting agreements that we may enter into will likely provide for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company has a policy of directors' liability insurance which insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

     The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (a)(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                 (iii) To include any material information with respect to
                       the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                       provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

                       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

                    (b) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to
                            Section 13(a) or 15(d) of the Securities
                            Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                    (c) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the day of March, 2002.

                                      SPX CORPORATION

                                      /s/ Christopher J. Kearney
                                      --------------------------
                                              Christopher J. Kearney
                                        Vice President and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to registration statement has been signed by the following persons on March , 2002 in the capacities indicated below.


                    Signature                                                   Title

   By:                 *                                   Chairman, President and Chief Executive Officer
       -------------------------------------                        (Principal Executive Officer)
                John B. Blystone

   By:                 *                            Vice President Finance, Treasurer and Chief Financial Officer
       -------------------------------------                        (Principal Financial Officer)
               Patrick J. O'Leary

   By:                 *                                  Corporate Controller and Chief Accounting Officer
       -------------------------------------                        (Principal Accounting Officer)
                 Ron Winowiecki

   By:                 *                                                  Director
       -------------------------------------
               J. Kermit Campbell

   By:                 *                                                  Director
       -------------------------------------
                Sarah R. Coffin

   By:                 *                                                  Director
       -------------------------------------
                Frank A. Ehmann

   By:                 *                                                  Director
       -------------------------------------
              Emerson U. Fullwood

   By:                 *                                                  Director
      --------------------------------------
             Charles E. Johnson II

   By:                 *                                                  Director
      --------------------------------------
               David P. Williams


*By:   /s/ Christopher J. Kearney
       ---------------------------------
       Christopher J. Kearney
       as Attorney-in-Fact


                               EXHIBIT INDEX

Exhibit                            Description of Exhibit
Number                             ----------------------
------

     *4.1 Rights Agreement dated as of June 25, 1996 (the "Rights Agreement") between SPX Corporation and The Bank of New York, as Rights Agent, relating to Rights to purchase preferred stock under certain circumstances, incorporated herein by reference to SPX Corporation's Registration Statement on Form 8-A filed on June 26, 1996.

     *4.2 Form of Amendment No. 1 to Rights Agreement, effective as of October 22, 1997, between SPX Corporation and The Bank of New York, incorporated herein by reference from SPX Corporation's Registration Statement on Form 8-A, filed on January 9, 1998.

    **4.3 Warrant Agreement, dated as of April 23, 1987 (the "Warrant Agreement"), among GCA Corporation, The Hallwood Group Incorporated, and the banks and insurance companies set forth therein.

    **4.4 Warrant Agreement, dated as of September 1, 1987 (the "Zeiss Warrant Agreement"), between GCA Corporation and Carl Zeiss, Inc.

    **4.5 Registration Agreement, dated as of April 23, 1987, among GCA Corporation, the banks and insurance companies set forth therein and Carl Zeiss, Inc.

    **4.6 Registration Agreement, dated as of September 1, 1987, among GCA Corporation and Carl Zeiss, Inc.

    **4.7      Form of Warrant Certificate pursuant to the Warrant
               Agreement.

    **4.8 Form of Warrant Certificate for Carl Zeiss, Inc. pursuant to the Zeiss Warrant Agreement.

    **5.1      Opinion of Fried, Frank, Harris, Shriver & Jacobson.

   **23.1 Consents of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).

     23.2      Consent of Arthur Andersen LLP.

     23.3      Consent of KPMG LLP.

   **24.1      Powers of Attorney (included on signature page).

     99.1      Letter regarding independent public accountants.

------------
*    Incorporated by reference.
**   Previously filed.